Scienjoy Holding Corporation

RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St.

Yuhang District, Hangzhou, Zhejiang Province, 311113, China

Telephone: (86) 0571 8858 6668

VIA EDGAR

July 16, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeff Kauten

Jan Woo

Re:	Scienjoy Holding Corporation Registration Statement on Form F-3 Filed July 1, 2024 File No. 333-280628

Dear Mr. Kauten,

Scienjoy Holding Corporation (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 10, 2024 regarding the Company’s Registration Statement on Form F-3 filed on July 1, 2024. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Registration Statement”) with this response letter.

Registration Statement on Form F-3

Selling Shareholders, page 17

1.	Please revise to include a brief description of the transactions through which the selling shareholders acquired their Class A ordinary shares.

Response: In response to the Staff’s comment, we have revised the disclosures on the page 18 of the Registration Statement.

2.	Please file the statement of eligibility of trustee as an exhibit to your registration statement. Refer to item 601(b)(25) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the exhibit index on the page II-2 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Lijia Sanchez of Ellenoff Grossman & Schole LLP, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP